UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE 14F-1

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INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

TOA Holdings, Inc.

(Exact name of registrant as specified in its corporate charter)

000-54822

Commission File No.

Delaware

(State of Incorporation)

46-0992328

(IRS Employer Identification No.)

1-1-36, Nishiawaji, Higashiyodogawa-ku Osaka 533-0031, Japan

(Address of principal executive offices)

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

________________________________________________________________________

TOA HOLDINGS, INC.

1-1-36, Nishiawaji, Higashiyodogawa-ku Osaka 533-0031, Japan

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about March 25, 2015 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of TOA Holdings, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the resignation and subsequent appointment of new member(s) to the Company's Board of Directors (the "Board") and also Officers of the Company.

On March 25, 2015, Mr. Hajime Abe resigned as our Chief Executive Officer, Chief Financial Officer, President, and Director. Such resignation is to be effective ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended. The resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On March 25, 2015, Mr. Shunji Fukumoto resigned as our Secretary. Such resignation is to be effective ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended. The resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On March 25, 2015, Ms. Gyungmee Ji was appointed as our Chief Executive Officer, Chief Financial Officer, President, and Director. Ms. Ji will hold such office ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

On March 25, 2015, Mr. Atsushi Shigeyoshi was appointed as our Secretary. Mr. Shigeyoshi will hold such office ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 25, 2015, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner (1)	Position	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Common Stock	Mr. Hajime Abe, 1-1-36, Nishiawaji, Higashiyodogawa-ku Osaka 533-0031, Japan	5% or greater shareholder	8,600,000	21.5%
Common Stock	Ms. Gyungmee Ji	CEO, CFO, and Director	0	0%
Common Stock	Mr. Atsushi Shigeyoshi	Secretary	0	0%

(1)   Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing has occurred.

(2)   Based on 40,000,000 shares of Common Stock issued and outstanding as of March 25, 2015.

Title of Class	Name and Address of Beneficial Owner (1)	Position	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Preferred Stock	Mr. Hajime Abe, 1-1-36, Nishiawaji, Higashiyodogawa-ku Osaka 533-0031, Japan	5% or greater shareholder	1,000,000	100%
Preferred Stock	Ms. Gyungmee Ji	CEO, CFO, and Director	0	0%
Preferred Stock	Mr. Atsushi Shigeyoshi	Secretary	0	0%

(1)   Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing has occurred.

(2)   Based on 1,000,000 shares of Preferred Stock issued and outstanding as of March 25, 2015.

CHANGES IN CONTROL AND CHANGE OF BOARD OF DIRECTORS

On March 25, 2015, Mr. Hajime Abe resigned as our Chief Executive Officer, Chief Financial Officer, President, and Director. Such resignation is to be effective ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended. The resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

On March 25, 2015, Ms. Gyungmee Ji was appointed as our Chief Executive Officer, Chief Financial Officer, President, and Director. Ms. Ji will hold such office ten days after the filing and mailing of an Information Statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

On March 25, 2015, our Board of Directors appointed the new executive officers as listed below.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name Age Position(s)

Mr. Hajime Abe, Age 63, Control Person

Ms. Gyungmee Ji, Age 49, President, CEO, CFO and Director

Mr. Atsushi Shigeyoshi, Age 53, Secretary

Mr. Hajime Abe, Age 63, Control Person

Mr. Hajime Abe began his career in 1969 as an employee of Nissan Motor Company as a car salesman. Following this, in 1974, he incorporated Abe Motor Sales Co., Ltd., a Japan Corporation. A decade later in 1989, he incorporated Koa Commerce Co., Ltd., a Japan Corporation and in 1993 incorporated another Japanese company known as World Liberty Co., Ltd. More recently, in 2007 Mr. Abe incorporated the Japanese company IKL Holdings Co., Ltd. and in 2010 was appointed as President and Director of Oidon Co., Ltd, a Wyoming Corporation that he recently resigned from July of 2012. On January 22, 2013, he was appointed as Director, President, Secretary and Treasurer of TOA Holdings, Inc., a Delaware Corporation. On January 28, 2013, he incorporated TOA Shoko Japan Co., Ltd., a Japan Corporation which became wholly owned company of TOA Holdings, Inc. and was appointed as Director and President of TOA Shoko Japan Co., Ltd.. On January 28, 2013, he was appointed as the Chairman of Dong A Sang Gong Co., Ltd., a Korean Corporation. On July 2, 2013, he was appointed as the chairman of BJK Global LTD., a Bangladesh Corporation. On June 20, 2013, he was appointed as Director, President, Secretary and Treasurer of Toshoan Holdings, Inc., a Delaware Corporation. On October 10, 2013, he incorporated Tsukiji TOA Suisan Co., Ltd., a Japan Corporation. On October 10, 2013, he became the owner of Toshoan Restaurant. Tsukiji is a Japanese company that catches tuna in the Pacific Ocean and sells them to wholesale distributors at port. Toshoan Restaurant is a restaurant located in Japan that serves customers a variety of fish products, tuna, and other items. On October 31, 2013, he incorporated TOA Fishery Co., Ltd., a Japan Corporation which became wholly owned company of Toshoan Holdings, Inc. and was appointed as Director and President of TOA Fishery Co., Ltd.. On December 3, 2013, he was appointed as Director, Secretary and Treasurer of TOA Optical Tech, Inc., a Delaware Corporation. On June 2, 2014, he incorporated TOA Hikari Giken Co., Ltd., a Japan Corporation and was appointed as Director of TOA Hikari Giken Co., Ltd. On June 6, 2014, he was appointed as Director, Secretary and Treasurer of TOA Carbon Fiber, Inc., a Delaware Corporation.

Ms. Gyungmee Ji, Age 49, President, CEO, CFO and Director

Ms. Gyungmee Ji was born in Korea on November 20, 1965. She graduated from Seogwipo High School in 1984 and that same year she began work at Seogwipo City Hall. In 1991 she immigrated to Japan and took a position as manager of a Japanese Restaurant in which she worked at for about ten years. In the year 2013 she was appointed as the Director and President of Toshoan Co., Ltd., a Japanese Corporation. On July 2, 2013 she was appointed as the Director of BJK Global Ltd, a Bangladesh Corporation that assists in the construction of single and multi family homes in Bangladesh.

Mr. Atsushi Shigeyoshi, Age 53, Secretary

Mr. Atsushi Shigeyoshi was born in Japan on November 12, 1961 and in 1984 graduated from the Department of Economics at National Hiroshima University. Upon graduating, that same year he joined Nippon Life Insurance Company. Several years later in 1984 he joined a consulting firm and took the role of management consultant, overseeing management and other staff. In 2007 Mr. Shigeyoshi then joined IB Capital, Inc., a Japanese Corporation and was appointed President. In 2011 he incorporated IBC Consulting Co., Ltd., a Japanase Corporation that assists start-up and also operating Companies in developing and furthering their business operations. This is a position Mr. Shigeyoshi still serves today. Additionally, in 2013 he incorporated IBC Consulting LLC, a Delaware Corporation.

As of the date of this filing, there has not been any material plan, contract or arrangement (whether or not written) to which any of our officers or directors are a party in connection with their appointments at Gold Bullion Acquisition, Inc.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

We did not hold an annual meeting of our board of directors for our past two fiscal years.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

Compensation of Executive Officers

On April 22, 2013, the Company issued 20,000,000 shares of restricted common stock valued at $2,000 to Hajime Abe as director’s compensation.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended September 30, 2014.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at September 30, 2014. No equity awards were made during the fiscal year ended September 30, 2014.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor were any restricted stock held by such executive officers vested during the fiscal year ended September 30, 2014.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended September 30, 2014.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended September 30, 2014.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any monetary compensation for his services as a director during the fiscal year ended September 30, 2014.

On April 22, 2013, the Company issued 20,000,000 shares of restricted common stock valued at $2,000 to Hajime Abe as director’s compensation.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2014 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 25, 2015

TOA Holdings, Inc.

By: /s/ Hajime Abe
Hajime Abe
President